Exhibit 99.1

Ossen Innovation Announces First Quarter 2017 Financial Results

SHANGHAI, June 30, 2017 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months ended March 31, 2017.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, "The economic headwinds and sluggish industry demand continued to drag on our business, leading to a 15% decline in revenues in the first quarter. The decline in revenues also reflected a further scale-back of our plain surface PC strands and PC wires business in light of its gross margin deterioration in recent quarters. Gross and operating margins also decreased by 3.5 and 3.1 percentage points, respectively, highlighting continuing pricing pressure.  Looking ahead, we remain cautious on our near-term outlook."

Three months Ended March 31, 2017 Financial Results
	For the Three Months Ended March 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$25.6	$30.1	-15.0%
Gross profit	$1.8	$3.1	-43.3%
Gross margin	6.9%	10.4%	-3.5	pp
Operating income	$0.5	$1.5	-67.2%
Operating margin	2.0%	5.1%	-3.1	pp
Net income attributable to Ossen Innovation	$0.0	$0.5	-89.2%
EPS	$0.00	$0.02	-89.2%

For the three months ended March 31, 2017, revenues decreased by $4.5 million, or 15.0%, to $25.6 million from $30.1 million for the same period of last year. This decrease was primarily due to decreases in sales from both coated products and plain surface and other products. The sales of coated PC steel materials, including both rare earth and zinc coated products, were $22.1 million and accounted for 86% of total sales for the three months ended March 31, 2017. Sales of rare earth coated products, zinc coated products, and plain surface and other products were $22.0 million, $0.2 million, and $3.5 million for the three months ended March 31, 2017, respectively.

Gross profit decreased by $1.4 million, or 43.3%, to $1.8 million for the three months ended March 31, 2017 from $3.1 million for the same period of last year. Gross margin decreased by 3.5 percentage points to 6.9% for the three months ended March 31, 2017 from 10.4% for the same period of last year. Gross margins for rare earth and zinc coated products were 4.1% and 55.0%, respectively, for the three months ended March 31, 2017, compared to 7.6% and 33.6%, respectively, for the same period of last year. Gross margin for plain surface and other products was 22.5% for the three months ended March 31, 2017, compared to 20.3% for the same period of last year.

Selling expenses decreased by $0.1 million, or 34.5%, to $0.15 million for the three months ended March 31, 2017 from $0.23 million for the same period of last year. The decrease was due to lower transportation cost. General and administrative expenses decreased by $0.2 million, or 18.2%, to $1.12 million for the three months ended March 31, 2017 from $1.37 million for the same period of last year. As a result, total operating expenses decreased by $0.3 million, or 20.5%, to $1.3 million for the three months ended March 31, 2017 from $1.6 million for the same period of last year.

Operating income decreased by $1.0 million, or 67.2%, to $0.5 million for the three months ended March 31, 2017 from $1.5 million for the same period of last year. The decrease in operation income was primarily attributable to decrease in gross profit and partially offset by decrease in general and administrative expenses in 2017. Operating margin was 2.0% for the three months ended March 31, 2017, compared to 5.1% for the same period of last year.

Net income decreased by $0.5 million, or 82.3%, to $0.1 million for the three months ended March 31, 2017 from $0.6 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.4 million, or 89.2%, to $0.05 million for the three months ended March 31, 2017 from $0.46 million for the same period of last year. Earnings per share, both basic and diluted, were $0.003 for the three months ended March 31, 2017, compared to $0.023 for the same period of last year.

Balance Sheet and Cash Flows

As of March 31, 2017, the Company had cash and restricted cash of $6.8 million, compared to $6.9 million at December 31, 2016. Notes receivable were $7.3 million as of March 31, 2017, compared to $15.3 million at December 31, 2016. Accounts receivable were $48.5 million as of March 31, 2017, compared to $37.3 million at December 31, 2016. The average days of sales of outstanding (DSO) were 151 days for the three months ended March 31, 2017, compared to 126 days for the year of 2016. The increase in DSO was mainly because the Chinese New Year delayed the timing of collections.  The balance of prepayment to suppliers for raw materials totaled $55.5 million as of March 31, 2017, compared to $46.7 million at December 31, 2016. The Company had inventories of $16.4 million as of March 31, 2017, compared to $26.0 million at the end of 2016. During the quarter, the Company reduced the procurement of raw materials due to the rising steel price. Total working capital was $102.6 million as of March 31, 2017, compared to $101.6 million at December 31, 2016.

Net cash used in operating activities was $0.3 million for the three months ended March 31, 2017, compared to $0.8 million for the same period of last year. Net cash used in investing activities was $nil for the three months ended March 31, 2017, compared to $3,000 for the same period of last year. Net cash used in financing activities was $45,000 for the three months ended March 31, 2017, compared to $91,000 for the same period of last year.

Recent Developments

On January 3, 2017, The Company announced that the Special Committee of the Board of Directors has retained Highline Research Advisors LLC ("HRA"), acting through Corinthian Partners, LLC, as its financial advisor in connection with the review and evaluation of the Proposed Transactions as announced on August 4, 2016.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$742,415	$217,631
Restricted cash	6,022,841	6,703,242
Notes receivable – bank acceptance notes	7,256,367	15,280,381
Accounts receivable, net of allowance for doubtful accounts of $1,053,219 and $985,990 at March 31, 2017 and December 31,2016, respectively	48,514,649	37,298,465
Inventories	16,403,361	25,999,182
Advance to suppliers	55,536,112	46,729,285
Other current assets	216,897	197,319
Total Current Assets	134,692,642	132,425,505
Property, plant and equipment, net	4,307,145	4,447,063
Land use rights, net	3,572,923	3,571,184
TOTAL ASSETS	$142,572,710	$140,443,752

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$8,925,332	$9,586,276
Short-term bank loans	17,030,694	16,916,535
Accounts payable	3,020,452	1,504,863
Customer deposits	333,668	135,903
Income tax payable	382,107	594,795
Other payables and accrued expenses	2,023,126	1,740,474
Due to related party	3,912	3,886
Due to shareholder	347,499	307,499
Total Current Liabilities	32,066,790	30,790,231
Long-term bank loans	7,256,367	7,207,727
TOTAL LIABILITIES	39,323,157	37,997,958

EQUITY
Shareholders' Equity
Ordinary shares, $0.01par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of March 31, 2017 and December 31, 2016, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,147,452	6,123,022
Retained earnings	54,615,873	54,590,589
Treasury stock, at cost: 171,210 shares as of March 31, 2017 and December 31, 2016, respectively	(192,153)	(192,153)
Accumulated other comprehensive income	(3,677,790)	(4,378,873)
TOTAL SHAREHOLDERS' EQUITY	91,064,837	90,314,040
Non-controlling interest	12,184,716	12,131,754
TOTAL EQUITY	103,249,553	102,445,794
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$142,572,710	$140,443,752

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2017	2016

REVEUNUES	$25,582,538	$30,087,939
COST OF GOODS SOLD	23,809,907	26,960,453
GROSS PROFIT	1,772,631	3,127,486
Selling expenses	152,018	232,226
General and administrative expenses	1,119,428	1,367,866
Total Operating Expenses	1,271,446	1,600,092

INCOME FROM OPERATIONS	501,185	1,527,394
Financial expenses, net	(406,513)	(837,473)
Other income, net	7,254	33,179
INCOME BEFORE INCOME TAX	101,926	723,100
INCOME TAX BENEFIT (EXPENSES)	750	(144,214)
NET INCOME	102,676	578,886
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST
	52,962	116,882
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST
	49,714	462,004
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	701,083	701,863
TOTAL OTHER COMPREHENSIVE INCOME
	701,083	701,863
COMPREHENSIVE INCOME	$750,797	$1,163,867

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.003	$0.02
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,828,790

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$102,676	$578,886
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	183,562	237,148
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(11,216,183)	(10,416,914)
Inventories	9,595,821	6,351,643
Advance to suppliers	(8,806,827)	(6,708,129)
Other current assets	(19,578)	524,099
Notes receivable - bank acceptance notes	8,024,013	8,010,228
Increase (Decrease) In:
Accounts payable	1,515,589	(1,036,275)
Customer deposits	197,764	236,563
Income tax payable	(212,688)	142,367
Other payables and accrued expenses	282,652	1,304,460
Due to related party	—	(65,769)
Due to shareholder	40,000	—
Net cash used in operating activities	(313,199)	(841,693)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	—	(3,031)
Net cash used in investing activities	—	(3,031)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease / (Increase) in restricted cash	680,400	(2,383,538)
Proceeds from short-term bank loans	722,976	530,540
Repayments of short-term bank loans	(722,976)	(531,020)
Proceeds from notes payable-bank acceptance notes	4,645,626	8,714,930
Repayment of notes payable-bank acceptance notes	(5,371,505)	(6,421,527)
Net cash used in financing activities	(45,479)	(90,615)

DECREASE IN CASH AND CASH EQUIVALENTS	(358,677)	(935,339)
Effect of exchange rate changes on cash	883,461	1,012,546
Cash and cash equivalents at beginning of period	217,631	812,277
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$742,415	$889,484

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$225,114	$195,274
Interest paid	$359,529	$674,865
Non-cash transactions:
Appropriation to statutory reserve	$19,502	$69,344